Exhibit 99.1

ASM International N.V.

ASM Receives Multiple Vertical Furnace Orders from Taiwan

BILTHOVEN, the Netherlands, January 16, 2007 - ASM International N.V. (Nasdaq: ASMI and Euronext Stock Exchange in Amsterdam: ASM) today announced that its subsidiary ASM Europe B.V. has recently received multiple orders for its 300mm A412™ vertical furnace from large DRAM manufacturers and chip foundries in Taiwan. In the fourth quarter, the total value of the orders exceeded US$30 million. Deliveries are scheduled for the first half of 2007.

“This is another major step in extending our position in Taiwan, the result of the proven productivity advantages of the A412 as well as our strengthened sales and support infrastructure in this rapidly growing region over the past few years.” said Dr. Tanja Claasen, ASM’s Vertical Furnace Product Manager. “We are proud that both new and established customers have affirmed the competitive advantage of our A412 by repeatedly choosing ASM.”

Key to this success is ASM’s partner in sales, service and support in Taiwan, BT Systems and Service Co. The combined organizations, ASM Taiwan and BT, currently have over fifty field service engineers working from four main locations in Taiwan. “Over the next six months,” said Mr. Jack Tsai, CEO of BT systems and Service, “we’ll build out the organization further as we continue to improve our service to this high volume manufacturing marketplace.”

The ASM A412 vertical furnace has the highest throughput per square meter in the industry. With two reactors and four process boats, the A412 features fast-temperature ramping, predictive temperature controlling, direct process gas injection, and in-situ cleaning capability enable high process yields and high up-times.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging

(Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:
Mary Jo Dieckhaus	Erik Kamerbeek
Investor Relations	Investor Relations
+1 212-986-2900	+31 (0)30-229-8500
MaryJo.Dieckhaus@asm.com	Erik.Kamerbeek@asm.com

Willem Vermeulen
Corporate Marketing
+31 30 229 8551
Willem.Vermeulen@asm.com